EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

May 6, 2011
                                                                                                                   For More Information Contact:
                                                                    Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES INCREASE IN NET INCOME FOR THE FIRST QUARTER OF 2011

Glen Head, New York, May 6, 2011 (GLOBE NEWSWIRE) – The First of Long Island Corporation (Nasdaq: FLIC) reported net income of $4.8 million for the first quarter of 2011, an increase of 3.6%, from $4.6 million earned in the same period last year.  Earnings per share were $.54 for the quarter, a decrease of $.09 from $.63 per share earned in the same period last year.  Returns on average assets (ROA) and average equity (ROE) were 1.12% and 11.97%, respectively, for the first quarter of 2011 as compared to 1.13% and 15.56%, respectively, for the same period last year.  The decreases in earnings per share and ROE were primarily attributable to the dilutive effect of the 2010 sale of 1.4 million shares of common stock.  Furthermore, securities gains were $122,000 in the first quarter of this year versus $566,000 in the same period last year.  Excluding these gains, net income is up by $432,000, or 10.1%, and earnings per share is down by $.05.

Growth in net interest income of $643,000, or 4.7%, was the primary driver of the increase in net income for the first quarter of this year compared to the same period last year.  Net interest income increased for a variety of reasons including an overall increase in total average interest-earning assets of $68.5 million, or 4.3%.  In addition, management improved the mix of the Bank’s interest-earning assets by focusing its growth efforts on higher yielding asset categories, namely loans and tax-exempt securities, and using runoff from lower yielding taxable securities to fund some of this growth.  The remainder of the growth was funded by increases in checking deposits and capital, both of which are desirable funding sources because neither has an associated interest cost.  The benefit derived from the growth and change in mix of interest-earning assets and use of noninterest bearing funding outweighed the negative impact of market driven declines in yield on both the Bank’s securities and loan portfolios.  The Bank’s net interest income also benefitted from management’s successful efforts to decrease the overall cost of interest-bearing liabilities, despite measures taken to mitigate the negative impact that future increases in interest rates could have on the Bank’s earnings.  These measures, which included the promotion of five year time deposits and additional long-term borrowings, resulted in paying more for funding today in exchange for reducing the potential negative impact that future increases in interest rates could have on the Bank’s earnings.

Other key components contributing to the Bank’s positive results for the current quarter were management’s ongoing expense control efforts, including a $186,000 reduction in income tax expense resulting primarily from the growth in the tax-exempt securities portfolio.  Although the Bank opened five new branches since the beginning of 2010, salaries and employee benefits decreased slightly from the same period last year.  The decrease in salaries resulted from management’s ability to reduce staff without compromising internal controls or service quality. From the standpoint of branch staffing, in some cases management was able to staff new branches with experienced personnel from existing branches and thereby avoid adding to overall staff count.  In addition, when deemed appropriate from a service and efficiency standpoint, management reduced staff in other areas of the Bank through attrition.  The decrease in employee benefit expense is primarily attributable to lower pension plan expense.

The Bank’s provision for loan losses was $854,000 for the first quarter of 2011 compared to $778,000 for the same quarter last year.  The provision for the first quarter of 2011 is primarily attributable to growth in the loan portfolio and, from management’s perspective, a lack of meaningful improvement in national and local economic conditions.  The Bank’s allowance for loan losses at March 31, 2011 was $14.9 million, or 1.58% of total loans, compared to $14.0 million, or 1.55% of total loans, at December 31, 2010.  The credit quality of the Bank’s loan portfolio remains excellent as evidenced by, among other things, a very low level of delinquent loans.  Total delinquent loans amounted to $3.4 million at March 31, 2011, comprised of loans past due 30 to 89 days of $532,000 and nonaccrual loans of $2.9 million.  The credit quality of the Bank’s securities portfolio also remains excellent.  The Bank’s mortgage securities are backed by mortgages underwritten on conventional terms, and almost all of these securities are full faith and credit obligations of the U.S. government.  The remainder of the Bank’s securities portfolio consists principally of municipal securities rated AA or better by major rating agencies.

The Bank’s Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios were 9.39%, 20.20% and 21.46%, respectively, at March 31, 2011.  The strength of the Corporation’s balance sheet, from both a capital and asset quality perspective, positions the Bank for continued growth in a measured and disciplined fashion.  Key strategic initiatives to improve the Bank’s earnings prospects will continue to include loan growth and expansion of the Bank’s branch distribution system both on Long Island and in New York City.  Thus far in 2011, the Bank opened a full service branch in Point Lookout, Long Island and plans to open a full service branch in Massapequa, Long Island later in the year.

BALANCE SHEET INFORMATION

	3/31/11	12/31/10
	(in thousands)

Total Assets	$1,735,012	$1,711,023

Loans:
Commercial and industrial	43,795	39,055
Secured by real estate:
Commercial mortgages	434,609	416,946
Residential mortgages	352,474	334,768
Home equity	101,086	103,829
Consumer	5,629	5,790
	937,593	900,388
Net deferred loan origination costs	2,668	2,571
	940,261	902,959
Allowance for loan losses	(14,873)	(14,014)
	925,388	888,945
Investment Securities:
U.S. government agencies	5,118	5,155
State and municipals	282,714	264,906
Pass-through mortgage securities	85,284	91,496
Collateralized mortgage obligations	347,156	378,136
	720,272	739,693
Deposits:
Checking	411,529	386,797
Savings, NOW and money market	672,120	637,975
Time, $100,000 and over	179,714	178,901
Time, other	93,047	89,265
	1,356,410	1,292,938

Borrowed Funds	205,180	253,590

Stockholders' Equity	165,077	156,694

CONDENSED INCOME STATEMENT

	Three Months Ended
	3/31/11	3/31/10
	(in thousands, except
	per share data)

Net Interest Income	$14,272	$13,629
Provision for Loan Losses	854	778
Net Interest Income After Loan
Loss Provision	13,418	12,851

Gains on Sales of Securities	122	566
Other Noninterest Income	1,541	1,595
Noninterest Expense	9,067	8,977
Income Before Income Taxes	6,014	6,035
Income Tax Expense	1,244	1,430
Net Income	$4,770	$4,605

Earnings Per Share:
Basic	$ .55	$ .64
Diluted	$ .54	$ .63

Cash Dividends Declared Per Share	$ .22	$ .20

ROA	1.12%	1.13%
ROE	11.97%	15.56%
Net Interest Margin	3.79%	3.72%

ASSET QUALITY INFORMATION

	3/31/11	12/31/10
Delinquent and nonaccrual loans:	(dollars in thousands)
Past due 30 through 89 days	$532	$1,660
Loans past due 90 days or more and still accruing	-	-
Nonaccrual	2,860	2,936
	$3,392	$4,596

Troubled debt restructurings:
Not included in delinquent loans	$2,631	$2,433
Included in delinquent loans	175	193
	$2,806	$2,626

Other real estate owned	$-	$-

Allowance for loan losses	$14,873	$14,014
Allowance for loan losses as a percentage of total loans	1.58%	1.55%
Allowance for loan losses as a multiple of nonaccrual loans	5.2	4.8

AVERAGE BALANCE SHEET, INTEREST RATES AND INTEREST DIFFERENTIAL

	Three Months Ended March 31,
	2011			2010
	Average	Interest/	Average	Average	Interest/	Average
	Balance	Dividends	Rate	Balance	Dividends	Rate
Assets	(dollars in thousands)
Overnight investments	$296	$-	-%	$190	$-	-%
Investment Securities:
Taxable	465,501	3,932	3.38	531,691	4,846	3.65
Nontaxable (1)	273,048	4,205	6.16	217,647	3,412	6.27
Loans (1) (2)	916,397	11,699	5.12	837,194	11,251	5.38
Total interest-earning assets	1,655,242	19,836	4.80	1,586,722	19,509	4.92
Allowance for loan losses	(14,273)			(10,697)
Net interest-earning assets	1,640,969			1,576,025
Cash and due from banks	31,763			29,500
Premises and equipment, net	20,906			19,688
Other assets	30,624			28,942
	$1,724,262			$1,654,155
Liabilities and Stockholders' Equity

Savings, NOW & money market deposits	$654,733	842	.52	$642,643	1,367	.86
Time deposits	268,949	1,476	2.23	317,650	1,668	2.13
Total interest-bearing deposits	923,682	2,318	1.02	960,293	3,035	1.28
Short-term borrowings	53,227	55	.42	57,813	57	.40
Long-term debt	187,556	1,756	3.80	162,000	1,622	4.06
Total interest-bearing liabilities	1,164,465	4,129	1.44	1,180,106	4,714	1.62
Checking deposits	391,457			345,267
Other liabilities	6,665			8,763
	1,562,587			1,534,136
Stockholders' equity	161,675			120,019
	$1,724,262			$1,654,155

Net interest income (1		$15,707			$14,795
Net interest spread (1)			3.36%			3.30%
Net interest margin (1)			3.79%			3.72%

(1)
Tax-equivalent basis.  Interest income on a tax-equivalent basis includes the additional amount of interest income that would have been earned if the Corporation's investment in tax-exempt loans and investment securities had been made in loans and investment securities subject to Federal income taxes yielding the same after-tax income.  The tax-equivalent amount of $1.00 of nontaxable income was $1.52 in each period presented based on a Federal income tax rate of 34%.

(2)	For the purpose of these computations, nonaccruing loans are included in the daily average loan amounts outstanding.

This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934.  Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”.  The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements.  In addition, the Corporation assumes no duty to update forward-looking statements.

For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended March 31, 2011.  The Form 10-Q will be available through the Bank’s Internet website at www.fnbli.com on or about May 10, 2011, after it is electronically filed with the Securities and Exchange Commission (“SEC”).  Our SEC filings are also available on the SEC’s Internet website at www.sec.gov.  You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549.  You should call 1-800-SEC-0330 for more information on the public reference room.